AMENDMENT TO INVESTMENT SUBADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

JANUS CAPITAL MANAGEMENT LLC

THIS AMENDMENT is made as of August 1, 2021 (the “Amendment”), to the Investment Subadvisory Agreement dated as of May 30, 2017 (the “Agreement”), between Transamerica Asset Management, Inc. and Janus Capital Management LLC (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A. Schedule A to the Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement is confirmed and remains in full force and effect.

The parties hereto have caused this Amendment to be executed as of the day and year first above mentioned.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples

Name:	Christopher A. Staples

Title:	Senior Vice President

JANUS CAPITAL MANAGEMENT LLC

By:	/s/ Russell P. Shipman

Name:	Russell P. Shipman

Title:	SVP & Managing Partner

Schedule A

Effective August 1, 2021

Annual fee computed at the following annual rate, based on the average daily net asset value for each month for services rendered hereunder, with respect to each Fund equal to the following:

Fund	Investment Subadvisory Fee
Transamerica Janus Balanced VP	0.325% of the first $1.0 billion 0.30% over $1.0 billion up to $1.25 billion 0.25% over $1.25 billion

Transamerica Janus Mid-Cap Growth VP	0.375% of the first $500 million 0.34% over $500 million up to $1.0 billion 0.32% over $1.0 billion